EXHIBIT 13.3
From: Juva Life <inquiries@juvalife.com>
Date: July 16, 2019 at 11:00:04 PM EDT
To: doug@juvalife.com
Subject: You're Locked In

JUVA
YOUR SPOT IN THIS
UNPRECEDENTED INVESTMENT
OPPORTUNITY IS SECURE

From all of us at Juva Life, we would like to thank you for your Expression of Interest and we want to share an update on how things are coming along.

First, rest assured that your spot is secure as we prepare for the offering to open. We expect this should be in the near future, we'll keep you up-to-date as this exciting journey progresses.

We are tremendously honored to have been endorsed by legendary investor Teeka Tiwari, and thrilled that he selected us as his "sweetheart deal" out of over 80 opportunities he explored. Please read the legal notice in bold explaining timing and conditions.

Here at Juva Life, we remain committed to bringing a higher level of medical focus to the cannabis industry. We do this by fulfilling the ever-expanding need for precision formulations that meet some of today's most pressing societal health issues. We're confident that this focus will result in meaningful returns for our customers, and our investors.

You'll be receiving ongoing emails from us as we get closer to the offering. In the meantime, know that your spot is locked in and you'll have plenty of time to prepare before the financing window opens up.

From all of us at Juva Life, thank you again for your support and commitment. We look forward to working with you.

Sincerely,

Doug Chloupek Founder, CEO and Chairman - Juva Life

For additional information please contact: inquiries@juvalife.com

This communication may be deemed "testing the waters" materials under Regulation A under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. We are not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with our planned offering, we will only be able to make sales after we have filed all required disclosures for the offering statement with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any offering of Juva Life should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on our website.

You may obtain a copy of the preliminary offering circular that is part of that offering statement here

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Juva LIfe 25571 Clawiter Rd Hayward, California 94545 United States